Exhibit 12.1

Novamerican Steel Inc.
Computation of Ratio of Earnings to Fixed Charges

Novamerican Steel Inc.’s ratios of earnings to fixed charges were as follows:

	Six Months Ended		Period Ended
	May 31, 2008		November 24, 2007		December 31, 2006
	(in thousands)
Earnings (1):
Income (loss) before income taxes	$(20,415)		$(6,072)		$(148)

Fixed charges, exclusive of capitalized interest	22,900		1,364		7
	$2,485		$(4,708)		$(141)

Fixed charges (1):
Interest charged to expense	$22,229		$1,290		$4

Interest factor on rental expense (2)	671		74		3
	22,900		1,364		7

Interest capitalized	—		—		—
	$22,900		$1,364		$7
Ratio of earnings to fixed charges	0.1	x	(3.5	)x	(21.1	)x

Excess of fixed charges over earnings (3)	$20,415		$6,072		$148

_______________________

(1)
For purposes of computing the ratio of earnings to fixed charges, (a) earnings consist of income (loss) before income taxes plus fixed charges and (b) fixed charges consist of interest expense including the amortization of debt issuance costs and the interest portion of rent expense.

(2)	The portion of rent expense representative of interest is estimated at 30% of annual rent expense.

(3)
For the six months ended May 31, 2008, fixed charges exceeded earnings by $20.415 million.  For the periods ended December 31, 2006 and November 24, 2007, fixed charges exceeded earnings by $0.148 million and $6.072 million, respectively.